


SEC MAIL
RECEIVED
PROCESSING
APR 29 2002
WASH, D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April, 2002

KOREA ELECTRIC POWER CORPORATION
(Translation of registrant's name into English)

167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F_√_ Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the
information contained in this form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes______ No_√

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).



KOREA ELECTRIC POWER CORPORATION
167, SAMSEONG-DONG, GANGNAM-GU, SEOUL, KOREA
TEL 822-3456-4260~7 FAX 822-556-3694

April 25, 2002

Korea Electric Power Corporation("KEPCO") hereby calls the 42nd Extraordinary Shareholders' Meeting(the "Meeting") pursuant to Article 18 of KEPCO's Articles of Incorporation as follows and seek your attendance.

1. Time: May 11, 2002. 10:00 a.m. (Seoul Time)
2. Place: KEPCO's head office (the 7th Floor) located in 167, Samseong-dong, Gangnam-gu, Seoul, Korea
3. Purpose of Meeting and Agenda

   1) Reports : Reports by the auditor on the validity and appropriateness of the procedure in connection with (i) the recommendation of the nominee for KEPCO's president and (ii) the convocation of the Meeting

   2) Agenda to be Resolved

   Agenda 1: Selection of the president of KEPCO

Nominee	Profile	Recommended by	Relationship with the major shareholder	Transactions with KEPCO for the last 3 years
Kang, Dong Suk	Former President of Incheon International Airport Corporation	President Recommendation Committee	N/A	N/A

Agenda 2: Selection of the auditor of KEPCO

Agenda 3: Selection of the directors of KEPCO

Nominees	Profile	Recommended by	Relationship with the major shareholder	Transactions with KEPCO for the last 3 years
Park, Soon Yong	General Manager, Current Head of Kyoung-Gi District Head Office of KEPCO	Interim President of KEPCO	N/A	N/A
Park, Hee Gab	General Manager, Current Head of Central Education Institute of KEPCO	Interim President of KEPCO	N/A	N/A
Sung, Gi Taek	General Manager, Current Head of Incheon District Head Office of KEPCO	Interim President of KEPCO	N/A	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION



By:____________________________

Name: Chung, Soo Eun

Title: Chief Financial Officer